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                                                                    EXHIBIT 12.1

                             SOLA INTERNATIONAL INC.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                                                 YEAR ENDED
                                                                    --------------------------------------
                                                                       2000          2001           2002
                                                                       ----          ----           ----
Fixed Charges:
   Interest expense ...........................................     $  20,282     $  24,589      $  28,332
   Interest capitalized during period .........................          --             185            150
   Amortization of financing costs ............................           478           986          2,543
   Interest portion of rental expense .........................         2,605         2,586          2,280
                                                                    ---------     ---------      ---------
Total fixed charges ...........................................     $  23,365     $  28,346      $  33,305
                                                                    =========     =========      =========

Earnings:
   Income/(loss) from continuing operations before income taxes     $   1,065     $(100,492)     $  25,035
Fixed charges per above .......................................        23,365        28,346         33,305
Less interest capitalized during the period ...................          --            (185)          (150)
Current period amortization of interest capitalized in prior
periods .......................................................            60            36             62
                                                                    ---------     ---------      ---------
Earnings/Deficiency in earnings as adjusted ...................     $  24,490     $ (72,295)        58,252
                                                                    =========     =========      =========

Ratio of earnings to fixed charges ............................          1.05          --             1.75
Ratio of deficiency in earnings to fixed charges ..............          --           (2.55)          --

For purposes of this calculation, earnings/deficiency in earnings are defined as income/(loss) before provision for income taxes, minority interest and discontinued operations plus fixed charges. Fixed charges include interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense which management believes is representative of the interest factor of rent expense (approximately one-third of rent expense).